06006703

AB 3/27/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH., D.C. 205 SECTION

SEC FILE NUMBER
8-050986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3304 Rosedale Street NW, Suite 200
(No. and Street)

Gig Harbor	WA	98335
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sajan K. Thomas — 253-853-7852 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

1001 Fourth Avenue, Suite 2900	Seattle	WA	98154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sajan K. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, LLC, as of December 31st, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA ELAINE JOHNSON
COMMISSION EXPIRES
NOTARY PUBLIC
01/01/2008
STATE OF WASHINGTON

Sajan K Th

Signature

President & CEO

Title

Pamela Elaine Johnson

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS CAPITAL GROUP, LLC

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS

DECEMBER 31, 2005

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Thomas Capital Group, LLC

We have audited the accompanying statement of financial condition of Thomas Capital Group, LLC (the Company) as of December 31, 2005, and the related statements of income, members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Capital Group, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules I, II, and III is information required by Rule 17a-5 of the Securities and Exchange Commission and is presented for purposes of additional analysis, but is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
February 21, 2006

THOMAS CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 189,992
Due from clients	1,741,653
Prepaid expenses and deposits	7,802
Furniture and equipment, net of accumulated depreciation of $56,854	28,942
Marketable securities, at market value	35,180
Securities not readily marketable, at estimated fair value	74,811
	$ 2,078,380

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 15,080
Accrued profit sharing and payroll taxes	80,184
Deferred fees	56,250
Capital redemption payable	25,000
	176,514
COMMITMENTS (Note 5)	
MEMBERS' EQUITY	
Contributed capital	89,419
Note receivable for contributed capital	(38,324)
Retained earnings	1,850,771
	1,901,866
	$ 2,078,380

See accompanying notes.

THOMAS CAPITAL GROUP, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUE	
Investment banking	$ 2,763,667
Interest	5,892
Unrealized gain on marketable securities	24,980
	2,794,539
GENERAL AND ADMINISTRATIVE EXPENSES	
Salaries and payroll taxes	998,605
Professional fees	111,990
Rent	89,990
Office expenses	85,207
Travel and entertainment	85,094
Taxes and licenses	44,131
Insurance	35,613
Depreciation	21,222
Telephone	18,668
Professional development	12,059
Website	6,851
Advertising	2,580
Other	7,865
	1,519,875
Less: expense reimbursements	(172)
Net expenses	1,520,047
NET INCOME	$ 1,274,492

See accompanying notes.

THOMAS CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Contributed Capital	Subscriptions Receivable	Retained Earnings	Total
BALANCE, December 31, 2004	$ 164,419	$ (87,491)	$ 576,279	$ 653,207
Interest accrued on capital subscriptions	-	(3,107)	-	(3,107)
Capital subscription forgiven	-	52,274	-	52,274
Capital redemptions	(75,000)	-	-	(75,000)
Net income	-	-	1,274,492	1,274,492
BALANCE, December 31, 2005	$ 89,419	$ (38,324)	$ 1,850,771	$ 1,901,866

See accompanying notes.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,274,492
Adjustments to reconcile net income to net cash from operating activities	
Unrealized gain on marketable securities	(24,980)
Interest accrued on capital subscriptions	(3,107)
Forgiveness of interest due on capital subscription	2,274
Depreciation	21,222
Changes in assets and liabilities:	
Due from clients	(1,208,268)
Accounts payable	10,004
Accrued profit sharing and payroll taxes	(4,255)
Deferred fees	56,250
Net cash flows from operating activities	123,632
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(20,767)
Loss on disposal of furniture and equipment	1,014
Investment in security not readily marketable	(29,587)
Net cash flows used by investing activities	(49,340)
NET CHANGE IN CASH	74,292
CASH, beginning of year	115,700
CASH, end of year	$ 189,992
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY	
Forgiveness of subscription receivable and accrual of redemption payable	$ 75,000

See accompanying notes.

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Thomas Capital Group LLC, (the "Company"), a Washington Limited Liability Company, is a private equity boutique focused on creating alternative investment products, and providing financial consulting services to large institutional investors and high net worth individuals. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investors Protection Corporation (SIPC). The Company's primary source of revenue is from contractual retainer and placement fees.

Revenue Recognition - Revenues include fees arising from client fund offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services. Generally, retainer fees for contracted services are due on a periodic basis during a partial term of the agreement. The Company recognizes retainer fees systematically over the contractual engagement period. A success fee is recognized when earned at the closing of a sale of an investment interest. Reimbursable costs are recorded as incurred.

Due From Clients - The Company carries its accounts and notes receivable at cost. A portion of this balance is a note with a principal amount of $1,500,000, of which $1,312,500 is outstanding at December 31, 2005. The interest rate on the note is 4.61% payable and due at each quarterly principal payment. Principal payments are made in eight equal quarterly installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and writes off any accounts deemed uncollectible. The Company does not accrue interest on past due accounts. Based on management's assessment of the credit history with clients having outstanding balances and current relationships with them, management has concluded that realization losses on balances outstanding at year-end will be immaterial.

Bad Debts Recognition - Uncollectible accounts receivable are charged directly against revenues when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over two to five years. Depreciation expense totals $21,222 for the year ended December 31, 2005.

Securities - Equity securities held for investment purposes are carried at market value; securities not readily marketable are carried at fair value as determined by management.

Federal Income Tax - The Company has elected to be a limited liability company (LLC) for tax purposes, and its income or loss is included in the personal tax returns of the members.

Note 1 - Description of Operations and Summary of Significant Accounting Policies (Continued)

Practice Development - Costs related to marketing the Company's services are expensed as incurred.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Securities

NASDAQ Securities - During 2000, the Company purchased shares of common stock and stock warrants of The NASDAQ Stock Market, Inc. for $33,063. The common stock is valued at the quoted market price of $35.18 per share at December 31, 2005 and is readily marketable. The strike price on the stock warrants at December 31, 2005 is $15 per warrant. Management has estimated the value of the stock warrants at $1 per warrant, the warrants are not readily marketable. Unrealized gain on marketable securities is $24,980 for the year ended December 31, 2005.

Investment Partnerships - The Company holds investments in two nonpublic investment partnerships with restricted marketability. No quoted market exists for these investments. Each is stated at the closing capital account value as reported by management of the underlying partnership (Note 5). Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements.

Note 3 - Subscriptions Receivable

The Company has notes receivable due from two members for ownership of the Company. The notes are secured by partnership interests, bear interest at 3.52% and mature January 2011. The balance at December 31, 2005 is $38,324.

Note 4 - Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company has net capital of $40,618, which is $28,850 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio at December 31, 2005 is 4.35 to 1.

Because the Company does not trade or carry securities accounts for customers or perform custodial functions relating to customer securities, it is not subject to certain other regulatory requirements of the SEC.

Note 5 - Commitments

Lease - The Company leases office space and certain equipment. Rent expense for 2005 totals $89,990. Future minimum rental payments under noncancelable operating leases with an initial term of at least one year as of December 31 are:

2006	$ 60,500
2007	59,500
2008	29,000
	$ 149,000

The Company has commitments under subscription agreements to contribute capital to two nonpublic investment partnerships amounting to approximately $225,000 at December 31, 2005 of which $73,311 has been paid (Note 2). Such capital contributions shall be made upon advance written notice by the general partner, which such notice shall describe in reasonable detail the expected uses of the funds being called.

Note 6 - Major Clients

At December 31, 2005, four clients account for approximately 91% of the Company's total revenues. Two of the four clients owe the Company approximately $1,700,000 or 98% of amounts due from clients.

Note 7 - Guaranteed Payments

The Company's Amended and Restated Limited Liability Company Operating Agreement stipulates that, at the discretion of the president, members may receive guaranteed payments. These payments are not based on net partnership income or taxable net partnership income, but rather on the value of the services the member renders to the partnership each year.

The guaranteed payments are recorded as expenses to the Company, but the related employment taxes on these amounts are paid by the members at the individual income tax level.

Guaranteed payments to members are included in salary and payroll taxes expense on the accompanying statements of income and total $557,779 for the year ended December 31, 2005.

Note 8 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at a regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL

Members' equity	$ 1,901,866
Deductions	
Haircut on money market account	125
Accounts receivable	1,741,653
Prepaid expenses and deposits	7,802
Securities not readily marketable, at estimated fair value	74,811
Furniture and equipment, net	28,942
Haircut on marketable securities	5,277
Undue concentrations haircut	2,638
Net capital	40,618
Minimum net capital required	11,768
Excess net capital	$ 28,850

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$ 176,514

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 11,768
Percentage of aggregate indebtedness to net capital	435%
Ratio of aggregate indebtedness to net capital	4.35 to 1

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2005 computed by the Company in its amended Form X-17A-5, Part IIA, does not differ significantly from the above computation, which is based on audited financial statements.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Members
Thomas Capital Group, LLC

In planning and performing our audit of the financial statements of Thomas Capital Group, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not trade or carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

MOSS ADAMS LLP

Seattle, Washington
February 21, 2006